SEW CAL LOGO, Inc.
(310) 352 - 3300
207 W. 138th STREET	FAX: (866) 820 - 6476
LOS ANGELES, CA 90061	Website: www.sewcal.com

Mr. Scott Stringer
Mr. Andrew Mew
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-0405

November 24, 2008

RE:  File No. 333-113223

Dear Mr. Stringer and Mr. Mew:

This correspondence is intended as a reply to your inquiry (as extended) October 15, 2008 letter.  We have addressed your questions as thoroughly as we could in consultation with both our counsel and our auditors.  After you have completed your review of the enclosed, please let me know, by phone, fax, e-mail or letter of any additional information you may require.  Thank you very much for your patience and understanding as we gathered these answers while continuing our efforts to run our business in a professional manner.  Our response is directly related to your letter.

1.	Attached hereto are the corrected financial statements and notes that were inadvertently left out of our prior correspondence.

2.	Results of Operations, Page 9 We have addressed this comment in our most recent 10Q and will continue to disclose this information going forward.

3.
We do not feel there is a need to file an 8K regarding the controls and procedures.

Sew Cal has reevaluated their controls and procedures and found them to be adequate, as shown in more recent filings.

4.
Please label your Statements of Operations for fiscal year ended August 31, 2005 as restated. As noted in your response to prior comments 2 and 3 of our letter dates September 12, 2007, the 2005 financial statements were corrected to report depreciation and a beneficial conversion feature appropriately.

The Statement of Operations for the fiscal year ended August 31, 2005 has been labeled as restated.

5.
We note your response to prior comment 8 of our letter dated September 12, 2007, and the effect of the restatements on the financial statements summarized in Note 11. We do not note however disclosure of the effect of the correction on each per share amount and the nature of the other errors corrected with respect to depreciation as previously requested. Please revise to provide the disclosures required by SFAS no. 154, paragraph 26.

Note 11 has been expanded to provide the disclosure of the effects of the corrections with respect to depreciation expense, net loss and loss per share as required by SFAS no 154, paragraph 26.

6.
We note your response to prior comment 3 of our letter dated September 12, 2007, and comment 12 of our letter dated May 23, 2007. We reissue comment 3 of our letter dated September 12, 2007, and ask that you please explain, using current GAAP guidance, why you have recorded warrant expense for the full value of the warrants. Reference is made to APB 14, EITF 98-5 and EITF 00-27.

The Company recorded warrant expense during the period ended August 31, 2006 due to the fact that the Company granted an aggregate of 22,142,855 warrants during the period.  As discussed in Note 5, the warrants are 5-year warrants, 20,000,000 of which are exercisable at $0.50 per share (for which the Company recognized a warrant expense of $485,343), with the remaining 2,142,855 exercisable at $0.05 per share (for which the Company recognized a warrant expense of $496,314).  Note 5 has been revised so as to more clearly indicate the fact that 100% of the warrants granted were fully vested at the grant date, and therefore were exercisable immediately.  For this reason, 100% of the associated warrant expense was recognized at the grant date

The Company also states in Note 5 that all unamortized discount associated with the conversion of debt to stock was expensed during the period ending August 31, 2006.

7.	Please expand your disclosure to clarify, if so, that the debentures are convertible at any time from the date of issuance. The disclosure has been added to Note 5.

Once again thank you for your guidance and assistance in making sure we have accurate representations in our filing documents.  It is our sincere goal to be as complete and accurate as possible at all times.

Sincerely,

/s/  Rick Songer

Rick Songer,
President and CEO.
Sew Cal Logo, Inc.

SEW CAL LOGO, INC.

BALANCE SHEETS

	August 31,	August 31,
	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	$15,716	$155,704
Accounts Receivable, net	216,108	141,361
Inventory	70,902	96,875
Security Deposits	6,000	6,000
Prepaid Expenses	2,200	3,800

Total current assets	310,926	403,740

Equipment and machinery, net	141,977	217,266
Other assets	-	-

Total assets	$452,903	$621,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	98,693	$53,317
Note Payable-shareholder	353,884	347,884
Other current liabilities	443,220	252,630
Current Poriton of Long Term Debt	158,290	227,659

Total current liabilities	1,054,087	881,490

Long-term liabilities
Note Payable-related party	25,135	46,019
Convertible Debentures	2,655,975	2,331,517
Discount on Convertible Debentures	(646,899)	(646,899)
Equipment Loans	9,101	11,851

Total liabilities	3,097,399	2,623,978

Stockholders' Equity (Deficit)

Preferred stock, authorized 300,000 shares,
Par value $0.001, issued and outstanding at
11/30/07 and 8/31/07 is 300,000 respectively	300	300

Common stock, authorized 500,000,000 shares,
$0.001 par value, issued and outstanding at
August 31, 2008 and 2007 is 143,124,535 and
34,080,702 shares respectively.	143,125	34,081
Additional Paid in Capital	4,120,649	4,154,977
Stock Subscribed	-	-
Accumulated Deficit	(6,908,570)	(6,192,330)

Total stockholders' equity (deficit)	(2,644,496)	(2,002,972)

Total liabilities and stockholders' equity	$452,903	$621,006

The accompanying notes are an integral part of these statements

SEW CAL LOGO, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	August 31,
	2008	2007

Revenue:
Sales of Caps, Embroidery and Other	$1,886,224	$1,932,448

Total Revenue	1,886,224	1,932,448

Cost of Goods Sold	1,594,905	1,793,134

Gross profit	291,319	139,314

Expenses:
General and Administrative	265,462	332,855
Officer and Administrative Compensation	164,469	331,032
Consulting, Legal and Accounting	187,773	417,354
Depreciation	75,289	79,493
Rent	240,000	240,000

Total expenses	932,993	1,400,734

Loss from Operations	(641,674)	(1,261,420)

Other Income (Expenses)
Interest (Expense)	74,566	1,309,263

Total other expenses	74,566	1,309,263

Loss before income taxes	(716,240)	(2,570,683)

Provision for income taxes	-	-

Net loss	$(716,240)	$(2,570,683)

Basic and Diluted Earnings (Loss) per Share	$(0.01)	$(0.13)

Weighted Average Number of Common Shares	60,889,409	19,720,878

The accompanying notes are an integral part of these statements

SEW CAL LOGO, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

					Additional			Total
	Preferred Stock		Common Stock		Paid in	Stock	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Subscribed	(Deficit)	Equity

Balance, August 31, 2005	234,800	$235	5,176,168	$5,176	$187,517	$36,000	$(673,814)	$(444,886)

Shares issued for Services
at $0.15 per share			50,000	50	7,450			7,500

Fair Value of Warrants attached to
Convertible Debentures					1,081,657			1,081,657

Beneficial Conversion Feature attached to
Convertible Debentures					2,500,000			2,500,000

Shares issued for Services
at $0.10 per share			33,334	33	3,300			3,333

Shares issued for Conversion of Debt			290,000	290	32,741			33,031

Net Loss for Year							(2,947,833)	(2,947,833)

Balance, August 31, 2006	234,800	235	5,549,502	5,549	3,812,665	36,000	(3,621,647)	232,802

Preferred Shares issued for Services	65,200	65			1,891			1,956

Common Stock Issued for Cash			61,000	61	60,939	(36,000)		25,000

Shares issued for Services			3,500,200	3,501	214,000			217,501

Shares issued for Conversion of Debt			24,970,000	24,970	65,482			90,452

Net Income (Loss) for period							(2,570,683)	(2,570,683)

Balance, August 31, 2007	300,000	300	34,080,702	34,081	4,154,977	-	(6,192,330)	(2,002,972)

Shares issued for Services			9,150,000	9,150	36,600			45,750

Shares issued for Conversion of Debt			744,833	745	292			1,037

Shares issued for Conversion of Debt			200,000	200	-			200

Shares issued for Services			17,200,000	17,200	(8,450)			8,750

Shares issued for Conversion of Debt			27,916,000	27,916	(18,411)			9,505

Shares issued for Conversion of Debt			53,833,000	53,833	(44,359)			9,474

Net Income (Loss) for period							(716,240)	(716,240)

Balance, August 31, 2008	300,000	$300	143,124,535	$143,125	$4,120,649	-	$(6,908,570)	$(1,928,256)

The accompanying notes are an integral part of these statements

SEW CAL LOGO, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	August 31,
	2008	2007
Operating Activities:
Net income (loss)	$(716,240)	$(2,570,683)
Adjustments to reconcile net income (loss)
Depreciation	75,289	79,493
Stock issued for services	54,500	219,457
Stock issued to convert debt	20,216
Amortization of Discount on Debentures	-	1,233,485
Changes in Assets and Liabilities
(Increase) decrease in prepaid expenses	1,600	419
(Increase) decrease in inventory	25,973	27,174
(Increase) decrease in security deposits	-	(6,000)
(Increase) decrease in accounts receivable	(74,747)	120,154
Increase (decrease) in accounts payable	45,376	14,091
Increase (decrease) in other current liabilities	190,590	79,062

Net cash provided by (used in) operating activities	(377,443)	(803,348)

Investing Activities:
(Purchases) disposal of equipment	-	(6,701)

Cash (used) in investing activities	-	(6,701)

Financing Activities:
Notes Payable	(90,253)	-
Debentures Payable	324,458	-
Stock Subscription	-	(36,000)
Stock Sales	-	61,000
Increase/(Decrease) in shareholder loan	6,000	-
Repayment of loans	-	(31,279)
Proceeds from equipment loan	(2,750)	(16,219)

Net cash provided by (used in) financing activities	237,455	(22,498)

Net increase (decrease) in cash and cash equivalents	(139,988)	(832,547)

Cash and cash equivalents at beginning of the period	155,704	988,251

Cash and cash equivalents at end of the period	$15,716	$155,704

Cash Paid For:
Interest	$74,566	$1,309,263
Taxes	$-	$-

Non Cash Activities:
Depreciation	$75,289	$79,493
Stock issued for services	$54,500	$219,457
Warrants issued for convertible debt	$21,996	$90,452
Amortization of Discount on Debentures	$-	$1,233,485

The accompanying notes are an integral part of these statements

SEW CAL LOGO, INC.
NOTES TO FINANCIAL STATEMENTS
(Years Ended August 31, 2008 and 2007)

NOTE 1. Summary of Significant Accounting Policies

The Company

C J Industries was incorporated in the State of California on August 30, 1985 and changed its name to Southern California Logo, Inc (the Company). The Company transacts business as Sew Cal Logo.

On February 24, 2004 the Company merged with Calvert Corporation, a Nevada Corporation.  This was a recapitalization accounted for as a stock exchange transaction (reverse merger).  Calvert also changed its name to Sew Cal Logo, Inc.  See Note 9 for more details of this merger.

The Company is located in Los Angeles, California.  The Company produces and manufactures custom embroidered caps, sportswear and related corporate identification apparel.  The Company provides an in-house, full-service custom design center where original artwork and logo reproduction for embroidery are available.  The Company also offers contract embroidery and silk-screening to the manufacturing and promotional industry.  The Company’s products are sold, primarily in the United States, to Fortune 500 companies, major motion picture and television studios, retailers, and local schools and small businesses.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the reported amounts of assets and liabilities (including disclosure of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Accounts Receivable

The Company’s trade accounts receivable and allowance for doubtful accounts are shown below.

	8/31/08	8/31/07

Gross Trade Accounts Receivable	$218,343	$142,798
Allowance for Doubtful Accounts	(2,235)	(1,428)

Accounts Receivable, net	$216,108	$141,361

Revenue Recognition

The Company recognizes revenue from product sales upon shipment, which is the point in time when risk of loss is transferred to the customer, net of estimated returns and allowances.

Cash and Cash equivalents

The Company maintains cash deposits in banks and in financial institutions located in southern California.  Deposits in banks are insured up to $100,000 by the Federal Deposit Insurance Corporation (“FDIC”).  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

NOTE 1. Summary of Significant Accounting Policies - continued

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of raw material, work-in-process and finished goods.  Normally the Company ships out to the customer the finished goods as soon as they are produced and therefore usually does not maintain a finished goods inventory.  Overhead items are applied on a standard cost basis to work in process and finished goods.

	8/31/08	8/31/07

Raw Materials and WIP	$70,902	$96,875
Finished Goods	-	-

Total Inventory	$70,902	$96,875

Equipment and Machinery

Equipment and machinery are stated at cost.  Depreciation is computed using the straight-line method over their estimated useful lives ranging from five to seven years.  Depreciation and amortization expense for the fiscal years ended August 31, 2007 and 2006 amounted to $79,493 and $81,430 respectively.  Gains from losses on sales and disposals are included in the statements of operations.  Maintenance and repairs are charged to expense as incurred.  As of February 29, 2008 and August 31, 2007 equipment and machinery consisted of the following:

	8/31/08	8/31/07

Equipment and Machinery	$942,890	$968,644

Less:
Accumulated depreciation	(800,913)	(678,586)

	$141,977	$290,058

Fiscal Year

The Company operates on a fiscal year basis with a year ending August 31.

Earnings and Loss Per Share Information

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period.

Segment Reporting

Pursuant to Statement of Financial Accounting Standards No. 131 (“SFAS No. 131”), “Disclosure about Segments of an Enterprise and Related Information,” the Company has determined it operated in only one segment.

NOTE 2.  Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.  However, the Company has accumulated a loss $6,361,287 during its years of operation.  This raises substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from this uncertainty.

Managements Plan

Management continues to seek funding from its shareholders and other qualified investors to pursue its business plan.  It is in the process of expanding its sales and distribution capability.

NOTE 3.  Accounts Payable and Other Current Liabilities

As of the period ends shown, accounts payable and accrued liabilities consisted of the following:

	8/31/08	8/31/07

Trade accounts payable	$98,693	$53,317

Sales tax payable	$2,967	$2,443
Short Term Loan – Related Party	271,770	86,600
Payroll Liabilities	28,300	31,389
Credit Card Debt	40,693	32,778
Revolving bank line of credit (Prime + 3.8%, interest payable monthly), Principal due upon maturity on 7/1/07 unless renewed by bank, secured by accounts receivable	99,491	99,420
	-	-

	443,221	$252,630

NOTE 4.  Note Payable- Related Party

On March 1, 2003, for purposes of working capital, the sole shareholder and spouse made a $355,384 subordinated loan to the Company.  The Company is obligated to pay monthly interest only on the subordinated loan during its term at the rate of 10% per annum (fixed-rate calculated as simple interest).  The entire principal amount of the loan was originally due on March 1, 2004, and has continued from that time on a month-to-month basis.  The subordinated loan, which was consented to by United Commercial Bank and subsequent banks, is collateralized by the assets of the Company, including but not limited to any and all equipment owned by the Company, inventory, and outstanding receivables.  The balance due at August 31, 2008 is $353,884.

On April 4, 2005 a shareholder loaned the company $100,000 on a five year monthly installment loan at 5% per annum for the purchase equipment.  Balance of loan as of August 31, 2008 is $25,135.

NOTE 5. Commitments and Contingencies

Long-Term Debt

On March 25, 2002 the Company entered into an agreement with United Commercial Bank for a $515,000 SBA loan.  For the years ending August 31, 2003 and 2002, the unpaid principal balance of the loan was $462,100 and $500,313 respectively.  The monthly required payment varied with an annual interest rate of 6.75% and a maturity date of March 1, 2012.  This loan related to the purchase of equipment.

On August 11, 2004 the Company refinanced this SBA loan with Pacific Liberty Bank.  As of August 31, 2008 the balance was $158,290.  Monthly payments are made the 15th of each month with interest at prime plus 2.5.  Currently the interest rate is 9.5%.  This loan is collateralized by the assets of the corporation and is in first place before the shareholder loan.

On April 16, 2003 the Company entered an installment sale contract with GMAC for the purchase of a vehicle.  The total amount financed at signing was $40,754 that represents the total sale price.  The agreement requires 60 monthly payments of approximately $679 beginning on May 16, 2003 and ending on April 16, 2008.  This Loan has been paid off.

The Company has a second installment loan with GMAC on a vehicle with a balance as of August 31, 2008 of $9,101.

Lease Commitments

The Company leases warehouse and office facilities under an operating lease requiring the Company to pay property taxes and utilities.  In July 2004 this building was purchased by a related party (a corporation controlled by the officers) and the lease was re-written for 5 years.  Lease expense is currently $12,500 per month.

The lease obligation is shown below for the next five years.

	Year 1	Year 2	Year 3	Year 4	Year 5

Office /warehouse lease	$150,000	$150,000	$150,000	$150,000	$150,000

Callable Convertible Debentures

On February 16, 2006 the Company executed an equity financing agreement wherein it will issue an aggregate of $2,000,000 callable convertible debentures in three segments.  The Company has received a net of $1,955,000.  The debentures are convertible to common stock at 45% below the lowest three intra-day trading price during the 20 trading days immediately preceding conversion.

The Debentures also carry five-year warrants exercisable at $0.50 per share.  The aggregate number of warrants to be issued is 2,142,855. The Company has recorded an expense of $585,343 for the fair value of the warrants. The value was determined using the Black-Scholes pricing model and assumes a 5 year maturity, a risk free interest rate of 4.85% and a volatility of 207%.

The Company has recorded a discount on the convertible debentures of $2,000,000 which represents the beneficial conversion feature.  During the years ended August 31, 2007 and 2006 the Company converted $90,452 and $33,031 debt into stock, respectively.  During the years ended August 31, 2007 and 2006 the Company expensed $983,485 and $565,752 of the recorded discount as interest expense, respectively.  The Company will amortize the remaining discount over the remaining life of the debentures. The discount was determined using the Black-Scholes pricing model and assumes a 2 year maturity, a risk free interest rate of 4.85% and a volatility of 207%.

NOTE 5. Commitments and Contingencies - continued

On July 31, 2006 the Company executed an equity financing agreement wherein it has issued $500,000 in callable convertible debentures and 20,000,000 seven year warrants exercisable at $0.05 per share.  The debentures are convertible to common stock at 40% below the lowest three intra-day trading price during the 20 trading days immediately preceding conversion.  The aggregate number of shares to possibly be issued at 100% conversion is 69,444,444 shares.  Calculated using a current 3 day trading average price per share of $0.012 per share less 40% is $0.0072 per share divided into $500,000 equals 69,444,444 shares.

During the year ended August 31, 2006, the Company recorded an expense of $496,314 for the fair value of the warrants. The value was determined using the Black-Scholes pricing model and assumes a 5 year maturity, a risk free interest rate of 4.85% and a volatility of 207%.

The Company recorded a discount on the convertible debentures of $500,000 which represents the beneficial conversion feature and is amortized to interest expense over the 2 year life of the debentures. The Company recorded an expense of $ 250,000 and $20,833 respectively for the years ended August 31, 2007 and 2006. The discount was determined using the Black-Scholes pricing model and assumes a 2 year maturity, a risk free interest rate of 4.85% and a volatility of 207%.

NOTE 6.  Stockholders’ Equity

Preferred Stock

The Company (post merger) is authorized to issue three hundred thousand (300,000) shares of series A preferred stock at a par value of $0.001.  The preferred stock is convertible to common stock at one share of preferred for every 100 shares of common.  The preferred shares can only be converted when the Company reaches $10,000,000 in sales for any fiscal year.  As of August 31, 2004 there were 234,800 shares of preferred stock.  The value was placed at par.  The conversion to common stock would be 23,480,000 shares.  Based upon the actual growth for the last two years, the $10,000,000 in sales will not be reached within five years.  Therefore, these shares are not considered in calculating the loss per share.

During the quarter ended May 31, 2007 the Company issued 65,200 preferred shares for services to key employees for services.

Common Stock

On August 25, 2006 the Company’s authorization to issued common stock was increased from 50,000,000 shares to 500,000,000 shares at par value of $0.001

As of August 31, 2004 (post merger) the Company had 5,020,000 common shares issued and outstanding. The Company’s financial statements have been restated to reflect the recapitalization on a retroactive basis.

In May 2005 the Company purchased equipment valued at $114,100 for 33,334 common share and issued 122,834 common shares for services valued at $12,283.

NOTE 6.  Stockholders’ Equity - continued

As of 31 May 2005 the Company had received from investors $36,000 in investment funds for which restricted common shares will be issued.  The exact number of shares has not yet been determined.

On January 6, 2006 the Company issued 50,000 common shares for services valued at $7,500.

On February 16, 2006 the Company entered into a securities purchase agreement for a total subscription amount of $2,000,000 that includes stock purchase warrants and callable convertible debentures.  A discount on convertible debentures was recorded as additional paid in capital of $2,000,000 for the beneficial conversion feature which is being amortized over the life of the debentures.  The total subscription includes an aggregate of 2,142,858 five-year warrants exercisable for the same number of common shares at $0.50 per share.  An aggregate of 25,974,026 common shares have been registered and are available for issue to potentially convert the full $2,000,000.

On July 31, 2006 the Company issued $500,000 in convertible debentures which are convertible to shares of the Company’s common stock at a 40% discount to the market price at the time of conversion.  A discount on convertible debentures was recorded as additional paid in capital of $500,000 for the beneficial conversion feature which is being amortized over the life of the debentures.  Common stock registered to convert the full $500,000 was calculated at 69,444,444 shares using the current three day average price per share of $0.012 less a 40% discount.

On May 31, 2006 the Company issued 290,000 common shares by converting $33,031 of debenture debt and issued 33,334 common shares for consulting services valued at $3,333.

The Company issued 61,000 common shares for cash of $25,000 and the subscription deposit of $36,000 received in May 2005 in a private placement.

During the Year ended August 31, 2007 the Company issued 3,500,200 common shares for various services valued at $217,501 including 2,750,000 common shares in settlement of a finders fee dispute valued at $200,000.  The Company converted $90,452 debenture debt by issuing 24,970,000 common shares.

During the three months ended November 30, 2007 the Company issued 9,150,000 common shares for various services valued at $45,750.  The Company converted $1,037 debenture debt by issuing 744,833 common shares.

During the three months ended February 29, 2008 the Company converted $200 debenture debt using 200,000 common shares.

During the three months ended March 31, 2008 the Company converted $9,505 debenture debt by issuing 27,916,000 commons shares and issued 17,200,000 common shares for $8,750 services.

During the three months ended August 31, 2008 the Company converted $9,474 debenture debt issued by issuing 53,833,000 common shares.

Warrants

With the $1,955,000 worth of convertible debentures described above 2,000,000 five-year warrants for commons stock exercisable at $0.50 per share were issued and with the $500,000 convertible debentures 20,000,000 seven-year warrants for common shares exercisable at $0.05 per share were issued.  Both exercisable prices are “out of the money” therefore no discount has been recorded.

NOTE 7.  Interest Expense

Interest expense for the years ended August 31, 2008 and August 31, 2007 is $74,566 and $1,309,263 respectively.

NOTE 8.  Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.  The total deferred tax asset is $1,503,916 as of June 30, 2008 which is calculated by multiplying a 22% estimated tax rate by the cumulative NOL of $6,835,981 the total valuation allowance is a comparable $1,503,916.

The provision for income taxes for the period ended August 31, 2008 and 2007 is calculated by applying the statutory rate of 22% to the income/(loss) from continuing operations and deducting appropriate taxes and allowances as follows:

	August 31,
	2008	2007
Deferred Tax Asset	$157,573	$565,550
Valuation Allowance	(157,573)	(565,550)
Current Taxes Payable	-	-

Income Tax Expense	$-	$-

At August 31, 2008, federal income tax net operating loss carry forwards (“NOL’s”) which were available to the Company were the following with the year in which they expire.

Year	Amount	Expiration
1996	2,104	2011
1997	9,265	2012
1998	26,317	2013
1999	21,074	2019
2000	50,619	2020
2001	21,675	2021
2002	319,424	2022
2003	45,381	2023
2005	105,366	2025
2006	2,947,833	2026
2007	2,570,683	2027
2008	716,240	2028

Total NOL	$6,835,981

Were the NOL tax asset to be recorded at August 31, 2008 it would be a long-term asset of $1,503,916.  Continued profitability by the Company will be a major factor in the valuation account being removed and the recording of this asset.

NOTE  9.  The Effect of Recently Issued Accounting Standards

Below is a listing of the most recent Statement of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) SFAS 157-163 and their effect on the Company.

Statement No. 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to clarify how to measure fair value and to expand disclosures about fair value measurements.  The expanded disclosures include the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value on earnings and is applicable whenever other standards require (or permit) assets and liabilities to be measured at fair value.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

The adoption of this new Statement has not had a material effect on the Company’s current financial position, results or operations, or cash flows.

Statement No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.  This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in FAS 159 are elective; however, an amendment to FAS 115 Accounting for Certain Investments in Debt and Equity Securities applies to all entities with available for sale or trading securities. Some requirements apply differently to entities that do not report net income. SFAS No. 159 is effective as of the beginning of an entities first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157 Fair Value Measurements.

Adoption of this pronouncement has not had a material effect on the Company’s consolidated financial statements.

Statement No. 141 (revised 2007) – Business Combinations

In December 2007, the FASB revised SFAS No. 141 (revised 2007), Business Combinations.  This revision changes the way the minority interest in a company is measured, recorded and reported in the parent companies financial statements to the end that a statement user can better evaluate the nature and financial effects of the business combination.  The Company will adopt this statement beginning March 1, 2009.

It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Statement No. 160 – Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.  A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the noncontrolling or minority interest.

The Company will adopt this statement beginning March 1, 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE  9.  The Effect of Recently Issued Accounting Standards - continued

Statement No. 161 – Disclosures about Derivative Instruments and Hedging Activities—an amendment to FASB No. 133

In March 2008, the FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.  This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

Statement No. 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles.  SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB’s amendments to AU Section 411 of the AICPA Professional Standards.

SFAS No. 162 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

Statement No. 163 – Accounting for Financial Guarantee Insurance Contracts – and interpretation of FASB Statement No. 60

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60.  SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts.  SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years.

SFAS No. 163 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.